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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ------------

                          U.S. FRANCHISE SYSTEMS, INC.
                       (Name of Subject Company (Issuer))


                              USFS ACQUISITION CO.
                                    SDI, INC.
                       (Names of Filing Persons (Offerors)

                                  ------------

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                    902956309
                      (CUSIP Number of Class of Securities)



                              HAROLD S. HANDELSMAN
                                    SDI, INC.
                       200 WEST MADISON STREET, SUITE 3800
                             CHICAGO, ILLINOIS 60606
                                 (312) 750-8102

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              BRUCE G. WILSON, ESQ.
                               ADAM R. KLEIN, ESQ.
                               KATTEN MUCHIN ZAVIS
                       525 WEST MONROE STREET, SUITE 1600
                             CHICAGO, ILLINOIS 60661
                                 (312) 902-5446


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[X]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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          U.S. FRANCHISE SYSTEMS, INC. ACCEPTS OFFER TO BE ACQUIRED BY
             PRITZKER FAMILY BUSINESS INTERESTS FOR $5.00 PER SHARE

ATLANTA, September 19, 2000 - U.S. Franchise Systems, Inc. (NASDAQ: USFS) announced today that it had entered into a definitive agreement with interests of the Pritzker family of Chicago whereby those interests would seek to acquire all of the outstanding common stock of USFS for $5.00 per share, and in a related announcement, by mutual agreement between USFS and the acquiring entities, the termination of the previously announced Recapitalization Agreement. The Recapitalization Agreement had provided for USFS to self-tender for a portion of its outstanding shares and the Pritzker family business interests to acquire new convertible preferred stock of the company. The offer by Pritzker family business interests to acquire all outstanding shares of USFS would exclude shares already owned by Pritzker family business interests and a material portion of shares owned by the family of Michael A. Leven, USFS's CEO, who will become a shareholder of the acquiring entity upon completion of the offer. The acquisition agreement provides for the acquiring entity to commence a tender offer for any and all of the outstanding common stock of USFS at $5.00 per share and a subsequent merger between USFS and the purchaser in which non-tendering stockholders of USFS would receive the same price. Upon completion of that transaction, Pritzker family business interests, together with Mr. Leven and members of his family, and Steven Romaniello, President and Chief Operating Officer of the company who may acquire shares following the completion of the merger, will own all of the outstanding shares of the company which will no longer be publicly traded.

Mike Leven, CEO of USFS, commented "This is a win-win transaction for all concerned. It is an attractive offer for our shareholders, and will provide for our franchisees and our employees the continuation of USFS's distinctive approach to the lodging franchise business under the leadership of Steve Romaniello and me, with powerful strategic and financial advantages provided by the ownership and sponsorship of the Pritzker family business interests. This is good news for our shareholders, our franchisees and our employees."

Leven continued, "I'm appreciative of the efforts of our board of directors which devoted considerable time and effort to reach this point, after extensive review of the circumstances and strategic options available to the company. I'm pleased the board found both the form and terms of this transaction to be attractive and clearly in the best interests of our shareholders."

Doug Geoga, President of Hospitality Investment Fund, L.L.C., advisor to the acquiring entities, said "We are pleased to have reached this agreement that will provide a favorable outcome for the existing shareholders while allowing USFS, following the completion of those transactions, to pursue its business with an enhanced focus on the needs of its franchisees. We remain excited at the prospect of working closely with Mike Leven, Steve Romaniello and the dedicated employees of USFS."

It is expected that the tender offer will commence shortly. The consummation of the tender offer and the subsequent merger are subject to customary conditions, including the purchase by the acquirers in the tender of a sufficient number of shares such that they control a majority of the



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outstanding shares of the company, and expiration or termination of the waiting period under the Hart-Scott-Rodino Antiturst Improvement Acts of 1976.

USFS was advised in the transaction by Bank of America Securities LLC.

Atlanta-based U.S. Franchise Systems franchises Microtel Inns & Suites, a chain of all newly-constructed, budget hotels, Hawthorn Suites, a predominantly upscale extended-stay chain, and Best Inns & Suites, an economy/mid-priced chain. The company trades under the symbol USFS on the Nasdaq National Market.

Certain statements in this press release, including statements about the proposed acquisition agreement, constitute "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those factors in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and other reports and filings with the Securities and Exchange Commission. There can be no assurance that the transactions contemplated by the acquisition agreement, which is subject to numerous conditions, will be completed.

THE TENDER OFFER FOR THE OUTSTANDING SHARES OF U.S. FRANCHISE SYSTEMS, INC. CLASS A COMMON STOCK AND CLASS B COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. AT THE TIME THE OFFER IS COMMENCED, THE OFFEROR WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION AND U.S. FRANCHISE SYSTEMS, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER ON SCHEDULE 14D-9. SECURITY HOLDERS SHOULD READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE EACH CONTAINS IMPORTANT INFORMATION. SECURITY HOLDERS CAN OBTAIN THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OTHER FREE DOCUMENTS AVAILABLE AT SUCH WEBSITE INCLUDE U.S. FRANCHISE SYSTEMS, INC.'S PERIODIC REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934.